

Mail Stop 3720

February 9, 2016

Mr. Dhru Desai
Chief Financial Officer
Quadrant 4 System Corporation
1501 E. Woodfield Road, Suite 205, S
Schaumburg, Illinois 60173

> **Re:** **Quadrant 4 System Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed August 21, 2015**
> **Response Dated February 1, 2016**
> **File No. 033-42498**

Dear Mr. Desai:

We have reviewed your February 1, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. We note your response that certain of your projects are based on fixed billing contracts. Please tell us the accounting methodology you utilize to recognize revenue related to these projects.

2. We note in your response that your hosting revenue is recognized upon payment by your clients. Please tell us how you determined the most appropriate accounting literature for your hosting agreements. In this regard, please tell us whether your clients have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your clients to either run the software on its own

hardware or contract with another party unrelated to the vendor to host the software. Please explain how you arrived at your conclusion in your response to us and refer to FASB ASC 985-605-55-121 through 123.

3. If you meet the scope requirements included in FASB ASC 985-605-55-121 through 123 noted above, please tell us how you allocated your fee to the software element and to the hosting element. Please also tell us why you do not recognize the hosting element as the service is provided in accordance with FASB ASC 985-605-55-124. In connection with your response, please tell us how much hosting revenue you have recognized for each period presented.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have any questions regarding the comments.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications